UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: February 2017

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor, Suite 2622

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MOTIF BIO PLC

FORM 6-K

PHASE 3 CLINICAL TRIAL FINISHES PATIENT TREATMENT PHASE.

On February 8, 2017, Motif Bio plc (the “Company”) made an announcement, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, stating that it had granted options to purchase ordinary shares of the Company to a director and certain persons discharging managerial responsibilities.

The information contained in Exhibit 99.1 is being furnished to the U.S. Securities and Exchange Commission (the “Commission”) and shall not be deemed incorporated by reference into any of the registrant’s registration statements or other filing with the Commission.

Exhibits

Exhibit 99.1	Announcement issued by Motif Bio plc, dated February 8, 2017, entitled “Director and PDMR dealing — grant of options.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
Name: Graham Lumsden
Title: Chief Executive Officer

Date: February 8, 2017